SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(x)   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 0-12508

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

S&T BANCORP, INC., THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.  Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

S&T BANCORP, INC.
43 SOUTH NINTH STREET
INDIANA, PA 15701

Financial Statements and Supplemental Schedule Thrift Plan for Employees of S&T Bank Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Thrift Plan for Employees of S&T Bank
Financial Statements and Supplemental Schedule
Years ended December 31, 2001 and 2000
Contents
Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	8

Supplemental Schedule

Report of Independent Auditors

Thrift and Retirement Plan Committee

S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 21, 2002

Thrift Plan for Employees of S&T Bank

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Cash	$ 72,139	$ 81,501
Participant-directed investments:
Short-term investment funds	2,751,418	2,212,349
Mutual funds	11,351,350	10,042,841
S&T Bancorp, Inc. common stock	22,850,831	20,959,685
	36,953,599	33,214,875
Receivables:
Receivable from Plan Sponsor	780,917	994,664
Accrued interest and dividends	313,670	231,144
	1,094,587	1,225,808

Net assets available for benefits	$38,120,325	$34,522,184

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2001	2000

Additions:
Contributions:
Employer (participant accounts)	$ 1,273,608	$ 1,350,152
Employee-payroll	1,288,376	1,186,871
Employee-rollover	119,510	4,907
	2,681,494	2,541,930

Investment income:
Dividends	1,347,873	1,558,348

Deductions:
Distributions to participants	(2,480,453)	(1,896,383)
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments	2,049,227	(2,604,792)
	(431,226)	(4,501,175)

Net additions (deductions)	3,598,141	(400,897)
Net assets available for benefits at beginning of year	34,522,184	34,923,081
Net assets available for benefits at end of year	$38,120,325	$34,522,184

See accompanying notes.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements

December 31, 2001

1. Summary of Significant Accounting Policies

A description of significant accounting policies of the Thrift Plan for Employees of S&T Bank (the Plan) is presented below.

General

The financial statements have been prepared on the accrual basis of accounting.

Trusteed Assets

The investment assets are held in trust with the Wealth Management Department of S&T Bank (the Trustee).

Valuation of Investments

Investments are stated at estimated fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Short-term investment funds and mutual funds are valued based on quoted market prices as of the end of the plan year.

Realized Gains and Losses

Realized gains and losses from investment transactions are computed principally using the first-in, first-out (FIFO) method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by S&T Bank (Plan Sponsor and Employer).

The Plan is a vehicle for accepting employee and Employer tax-deferred contributions and employee after-tax contributions. Eligible employees (participants) determine the amount of their deferred cash contributions to the Plan. Employer matching contributions are equal to 50% of the employee contributions, not to exceed 3% of compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor.

The Plan was amended, effective December 30, 1988, to include an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all regular employees under the Plan. ESOP contributions are invested primarily in qualified securities (common stock) of S&T Bancorp, Inc. (Bancorp), the parent company of the Plan Sponsor. At December 31, 2001 and 2000, there were no unreleased shares from the Plan.

Effective October 1, 1998, the Plan was amended and restated to permit eligible employees to participate in the Plan upon employment with Bancorp. The Plan was also amended to include automatic participation of eligible participants unless participants elect otherwise. The Plan was also amended to comply with the Small Business Job Protections Act of 1996 and the Taxpayer Relief Act of 1997. A favorable determination letter was received on August 4, 1999.

Effective January 1, 2001, the Plan was amended and restated in its entirety to incorporate revisions of applicable federal regulation. In addition, the restatement revised the hardship distribution rules. A determination letter request was submitted on February 28, 2002.

Individual accounts are maintained for each participant. Participants may elect to invest their contributions in one or more of various investment options. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made at the direction of the Thrift and Retirement Plan Committee of the Plan Sponsor. Participants are permitted to transfer all balances in their accounts between investment options.

Each participant's account is credited with the participant's contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant's compensation and the participant's fund balances, respectively. The benefit to which a participant is entitled is the amount aggregated in the participant's account. Aggregate participant account balances differ from net assets available for benefits only by routine accruals.

2. Description of the Plan (continued)

Participants are immediately vested in all amounts credited to their accounts. On termination of service, participants may elect either to receive a lump-sum distribution from their accounts, or to leave their funds in the Plan, provided their balance is at least $5,000.

At December 31, 2001 and 2000, benefit payments in the amount of $103,047 and $313,755, respectively, were owed to participants who had elected to withdraw from the Plan, but had not yet been paid.

The Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

For more complete information about the Plan including participation, vesting, and benefit provisions, refer to the Summary Plan Description, which can be obtained from the Plan Sponsor.

3. Investments

During 2001 and 2000, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value by $2,049,227 and ($2,604,792), respectively, as follows:
	Net Appreciation (Depreciation) in Fair Value

	2001	2000

Mutual funds	$ (516,388)	$ (893,252)
Common stock of S&T Bancorp, Inc.	2,565,615	(1,711,540)
	$2,049,227	$(2,604,792)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits is as follows:
	December 31
	2001	2000

Federated Prime Obligations Fund, 2,751,418 and 2,212,349 units, respectively	$ 2,751,418	$ 2,212,349
S&T Bancorp, Inc., 941,138 and 969,234 shares, respectively	22,850,831	20,959,685
Quantivative Equity Fund, 0 and 48,144 units, respectively	-	1,898,307
Diversified Equity Fund, 0 and 40,684 units, respectively	-	1,904,820
Janus Balanced Fund, 238,353 and 0 units, respectively	4,678,877	-
Fixed Income Fund, 117,937 and 0 units, respectively	2,516,765	-

All investment information disclosed in the financial statements and supplemental schedule, including investments held at December 31, 2001 and 2000, and net appreciation (depreciation) in fair value of investments, interest, and dividends for the years ended December 31, 2001 and 2000, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the Trustee.

4. Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor, and the Wealth Management Department of S&T Bank acts as trustee and safekeeping agent.

At December 31, 2001 and 2000, respectively, the Plan held an aggregate of 941,138 and 969,234 shares of S&T Bancorp, Inc. common stock valued at $22,850,831 and $20,959,685.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Thrift Plan for Employees of S&T Bank

EIN-25-0776600 Plan-002

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)

December 31, 2001

	Description of Investment, Including Number of Units or Shares Held

Identity of Issuer, Borrower, Lessor or Similar Party		Market Value

Federated Prime Obligations Fund	2,751,418 units	$ 2,751,418

Mutual Funds:
Janus Balanced Fund	238,353 units	4,678,877
Fixed Income Fund	117,937 units	2,516,765
Vanguard Index 500 Fund	15,251 units	1,614,923
Liberty Acron Fund	59,886 units	1,070,767
Fidelity Mid-Cap Stock Fund	27,161 units	613,028
Fidelity Contrafund	8,958 units	383,151
Fidelity Equity Income Fund	7,624 units	371,836
Harbor International Fund	3,443 units	102,003
		11,351,350

S&T Bancorp, Inc.*	941,138 shares of common stock	22,850,831
Total assets held at end of year		$36,953,599

*Indicates party-in-interest to the Plan